Securities and Exchange Commission
Washington, D.C. 20549
Form N-8A
Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name:
Madison ETFs Trust
Address of Principal Business Office (No. & Street, City, State, Zip Code):
550 Science Drive
Madison, Wisconsin 53711
Telephone Number (including area code):
(800) 767-0300
Name and Address of agent for service of process:
Cogency Global Inc.
850 New Burton Road, Suite 201
Dover, Kent County, Delaware 19904

With copies to:
Steve J. Fredricks
Chief Legal Officer & Chief Compliance Officer
Madison Asset Management, LLC
550 Science Drive
Madison, Wisconsin 53711
Check appropriate box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes _X_ No ___
_________________

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Madison and State of Wisconsin on the 9th day of May, 2023.

Madison ETFs Trust
(Name of Registrant)
By:     /s/ Steven Carl
    Name: Steven Carl
Title: Sole Trustee

Attest: /s/ Steven Fredricks
Name: Steven Fredricks
Title: Assistant Secretary of Madison ETFs Trust